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SECURITIES 04017351 ION
Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

FEB 27 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLACKWATCH BROKERAGE Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 SUMMER STREET
(No. and Street)

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEIRDRE NOONAN 617-239-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DS 3/19

OATH OR AFFIRMATION

I, DEIRDRE NOONAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACKWATCH BROKERAGE INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM J. DOYLE
MY COMMISSION EXPIRES APRIL 10, 2009
MASSACHUSETTS, U.S.A.
NOTARY PUBLIC

Deirdre Noonan
Signature

PRESIDENT
Title

Notary Public

[redacted]s report ** contains (check all applicable boxes):

(a) Facing Page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKWATCH BROKERAGE INC.

(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2003

Table of Contents

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly owned subsidiary of The MacGregor Group, Inc.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 6, 2004

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	2,619,355
Receivables from clearing brokers and dealers		219,932
Receivable from Parent		982
Deferred expenses		368,308
Deposits with clearing brokers		150,000
Securities owned, at fair value		23,625
Total assets	$	3,382,202

Liabilities and Stockholder's Equity

Account payable to Parent	$	642,304
Accrued research – related expenses		565,182
		1,207,486
Common stock, $0.01 par. Authorized 3,000 shares, issued and outstanding 1,000 shares		10
Additional paid-in capital		1,364,931
Retained earnings		809,775
Total stockholder's equity		2,174,716
Total liabilities and stockholder's equity	$	3,382,202

See accompanying notes to financial statements.

(1) Organization

Blackwatch Brokerage Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company is a wholly owned subsidiary of The MacGregor Group, Inc. (the Parent), which develops, markets, distributes, and sells trade order management software and connectivity solutions for institutional investment managers, brokers, hedge funds, pension plans, mutual fund companies, and trust companies throughout the United States of America and Europe.

The Company was incorporated in the State of Delaware on March 3, 1999, and commenced operations on December 23, 1999 subsequent to the grant of its application to the National Association of Securities Dealers, Inc. (NASD).

(2) Summary of Significant Accounting Policies

(a) *Use of Estimates*

The accompanying statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

(b) *Cash and Cash Equivalents*

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market funds, which have strong credit ratings. These investments are subject to minimal credit and market risks.

Included in cash and cash equivalents is $1,267,969 of shares in a money market account.

(c) *Revenue Recognition*

The Company aggregates commissions across clearing brokers to satisfy the third-party soft dollar obligations of the Parent's institutional customers and other institutional firms. Commissions paid by customers to clearing firms are received from clearing brokers, and reported as commissions, net of payments to clearing brokers on a trade-date basis. Receivables arising from such commissions are generally collected within thirty days.

The Company accrues a portion of the commissions received from the clearing brokers in anticipation of future soft dollar payments. The average amount accrued is approximately two-thirds of the level of commissions paid by the customers to the clearing brokers. This amount is included within research-related expenses on the accompanying statements of operations. To the extent that actual soft dollar payments paid on behalf of any single customer exceed the amount accrued on the commissions generated from trades introduced on behalf of that customer, the excess amount is recorded as a deferred expense asset on the Company's statements of financial condition. A reserve against the deferred expense is established based upon reviews of the transaction activity of such

(Continued)

customers. As of December 31, 2003, no amounts have been reserved against the deferred expense balance of $368,308.

The Company also receives transaction revenue through agreements with certain alternative trading systems (ATSs), electronic communication networks (ECNs) and other broker-dealers. The amount paid under these agreements is based on the dollar volume of trades executed over specified links to these ATSs, ECNs or other broker-dealers by Parent's customers.

(d) Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable.

(3) Administrative Agreement

From January 1, 2003 to June 30, 2003, the Company had entered into an administrative agreement with the Parent. Under the terms of that agreement, the Parent provided at no charge administrative and support services to the Company. These services included, but were not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities, and other miscellaneous services. That agreement was terminated June 30, 2003. Subsequent to July 1, the Company's will reimburse the Parent for all such expenses paid by the Parent. At December 31, 2003, the accompanying statement of financial condition includes a payable to the Parent for $642,304 in connection with these costs.

(4) Subordinated Borrowings

The Company had borrowed $175,000 from the Parent under two separate subordinated loan agreements during 2001. The subordinated loans of $100,000 and associated interest were paid May 1, 2003, and $75,000, with associated interest, was paid December 31, 2003. The borrowings bore interest at 2% per annum in excess of *The Wall Street Journal* Prime Rate, defined as the base rate on corporate loans posted by 75% of the nation's 30 largest banks (or the high of such rate, if there is more than one) as reported in *The Wall Street Journal*. The borrowings were subordinated to the claims of general creditors. The borrowings were approved by the NASD and were available to the Company in computing the net capital under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-l (the Rule).

(Continued)

(5) Net Capital and Other Regulatory Requirements

The Company is subject to minimum capital requirements of the Rule. Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2003, the Company's regulatory net capital of $1,705,205 exceeded required net capital of $80,499. "Aggregate indebtedness" was $1,207,486, resulting in a ratio of "aggregate indebtedness" to "net capital" of approximately 71%.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(6) Income Taxes

At December 31, 2003, there are no deferred tax assets and liabilities.

The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at December 31, 2003, the Company has recorded no valuation allowance against federal or state deferred tax assets based on reversals of existing taxable amounts and taxable income in carryback years.

The Company is not obligated to reimburse the Parent for the amounts it contributed to the consolidated tax liability of the group; accordingly, these amounts have been treated as a capital contribution by the Parent.

(7) Related Parties

Certain directors and officers of the Company and/or Parent are minority owners in a broker-dealer and an alternative trading system, respectively.